Exhibit 4.26

Kangguozhen International Holding Limited

Investment Agreement

Party A: SENTAGE HONGKONG LIMITED (“Investor”)

Address：11/F CENTRAL TOWER, 28 QUEENS ROAD CENTRAL

Party B: Kangguozhen International Holding Limited (“Target Company”)

Address：6/F MANULIFE PLACE 348 KWUN TONG ROAD KL

Considering：

●	Party B is a limited liability company registered in Hong Kong (hereinafter referred to as the “Target Company”), which is an AI technology enterprise. According to the company’s strategic development needs, it is necessary to increase capital and expand shares to enhance the company’s strength.

●	Party A is optimistic about the development of the target company and is willing to invest in Party B.

According to the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”) and other relevant laws and regulations, through equal and friendly consultation, the following agreement is reached regarding the investment made by Party A to Party B (hereinafter referred to as the “Investment”), to be jointly followed by all parties.

1	Basic Information of the Target Company

The target company is a globally leading artificial intelligence company and AI employee solution provider, located in Hong Kong. The company provides AI employee solutions to major insurance institutions and financial groups in China.

2	This investment

2.1	Prior to this investment, the pre investment valuation of the target company was USD 80 million, and Party A is willing to invest in the target company by subscribing to the newly registered capital. All parties confirm that the registered capital of the target company before the capital increase was HKD 10000, and after the capital increase, the registered capital of the target company increased from HKD 10000 to HKD 11250. The original shareholders of the target company agree to Party A’s investment in the target company.

2.2	The capital investment method for this capital increase is: Party A’s capital increase to Party B is in the form of monetary contribution. Party A has a total cash investment of 10 million US dollars, accounting for 11.11% of the equity of Party B.

2.3	Equity Structure

a.	The equity structure before this investment：

Number	Shareholder	Registered Capital Subscribed (HKD)	Ratio (%)
1	Wang guangcai	10000	100%
Total			100

b.	The equity structure after this investment：

Number	Shareholder	Registered Capital Subscribed (HK)	Ratio (%)
1	Wang guangcai	10000	88.89%
2	SENTAGE HONGKONG LIMITED	1250	11.11%
Total			100

3	Investment Payment and Registration

3.1	Party A shall pay USD 5.5 million to the designate account provided by Party B within 10 working days from the effective date of this agreement and pay the remaining USD 4.5 million within one month

The bank account of Party B is as follows

Account Name：H AND P INTERNATION HOLDING LIMITED

Account Number：NRA8034250000000325

Bank Branch：XIAMEN INTERNATIONAL BANK

3.2	Industrial and Commercial Change Registration: Party B shall revise the company’s articles of association and handle the industrial and commercial change registration within one month after Party A’s investment funds are fully received. Party A shall enjoy the shareholder rights and assume shareholder obligations of the target company according to the proportion of its capital contribution in accordance with the articles of association

3.3	Cost Bearing: The relevant expenses incurred due to this investment (such as witnessing, auditing, business changes, etc.) shall be borne by each party.

4	Declaration or Warranty

4.1	Exclusivity and Flawless of Equity: Party B guarantees that the equity to be issued does not have any defects in rights and is not subject to any third-party claims. Otherwise, Party B shall bear all economic and legal responsibilities arising therefrom.

4.2	Party A guarantees that the source of funds for the capital increase is legal and compliant, and has full disposal rights.

4.3	Party B guarantees that after Party A completes all capital increases to Party B, Party A shall enjoy all shareholder rights in accordance with the law and the company’s articles of association, including but not limited to shareholder voting rights, right to know, priority subscription rights, etc.

4.4	Party A guarantees that after completing this investment, it shall bear shareholder responsibilities and exercise shareholder rights in accordance with the company’s articles of association, and shall not infringe upon the legitimate rights and interests of the company or other shareholders.

5	Confidentiality

5.1	Confidential Information refers to any technical, financial, operational, and commercial information and materials provided by Party A and Party B to the other party in writing, orally, or in any other form for the purpose of this Agreement, which are not previously known to the other party, cannot be obtained through public channels, and are not known to the public.

5.2	Neither party shall use or disclose any confidential information obtained during the capital increase process under this Agreement to any organization or person other than the parties to this Agreement in any way, unless:

(1)	Obtain written consent from the secret owner in advance;

(2)	Confidential information is made public and enters the public domain through no fault of either party;

(3)	For the purpose of enforcing effective court judgments, rulings or arbitration awards;

(4)	According to the requirements of any judicial administrative authority, regulatory agency, or stock exchange with jurisdiction;

(5)	Disclose to professional consultants, accountants, appraisers, and lawyers involved in this capital increase work;

(6)	To fulfill the obligations stipulated by relevant laws and regulations or comply with the requirements of public information disclosure.

5.3	Neither party shall disclose the contents of this agreement without the prior written consent of the other party, except as required by laws and regulations. All profits obtained by one party from violating the confidentiality obligations of this agreement shall belong to the other party, and the other party shall be compensated for the actual losses suffered due to its violation of this agreement.

6	Force Majeure

6.1	“Force Majeure” referred to in this Agreement refers to objective circumstances that are unforeseeable, unavoidable, and insurmountable for the parties to this Agreement, including but not limited to serious natural disasters such as earthquakes and mudslides, as well as major emergencies such as riots, riots, and wars.

6.2	During the performance of this Agreement, if one party encounters force majeure that prevents it from performing or fully performing its obligations, the party experiencing force majeure shall immediately notify the other parties in writing of the specific circumstances of the force majeure and its impact on the performance of its obligations, and provide relevant supporting materials within one month from the date of the force majeure. The party experiencing force majeure shall take appropriate and necessary measures as much as possible to reduce or eliminate the impact of force majeure, in order to minimize the losses that may be caused to other parties. All parties will negotiate and decide on the corresponding extension or termination of this agreement or its contracts based on the degree of impact of force majeure on the performance of obligations.

6.3	If either party is unable to perform all or part of its obligations under this Agreement due to force majeure, its breach of contract liability shall be fully or partially exempted based on the degree of impact of the force majeure on its performance of obligations. But if one party delays performance and force majeure occurs, that party shall not be exempted from the liability for breach of contract.

7	Liability for Breach of Contract

7.1	If either party violates any statement, declaration, commitment, agreement or obligation under this Agreement, such party shall compensate the other party for all actual direct or indirect losses suffered and all expenses incurred as a result of or in connection with such breach (including but not limited to attorney fees and investigation and evidence collection, evaluation and appraisal, travel expenses, etc.).

7.2	The breach of contract liability clause stipulated in this Agreement shall remain valid after the termination or rescission of this Agreement.

8	Application of Law and Dispute Resolution

8.1	The formation, validity, performance, interpretation, breach of contract liability, dispute resolution, etc. of this agreement and all contracts involved shall be governed by the laws of the People’s Republic of China.

8.2	Any disputes arising from or related to this Agreement and any contracts related to it shall be resolved through friendly negotiation between Party A and Party B. If no agreement can be reached through negotiation, either party may file a lawsuit with the people’s court. Lawsuits arising from this agreement shall be under the jurisdiction of the people’s court in the location of the target company.

8.3	During the period of dispute resolution, Party A and Party B shall continue to perform this Agreement in other undisputed aspects.

9	Other Matters

9.1	This agreement shall come into effect upon the signature or seal of all parties.

9.2	This agreement is made in triplicate, with each party holding one copy, and one copy submitted to the company registration authority, all of which have equal legal effect.

9.3	If the company registration authority requires the signing of a format agreement, all parties shall sign the format agreement. In case of any inconsistency between the format agreement and this agreement, this agreement shall prevail.

9.4	Any matters not covered in this Agreement shall be negotiated separately by both parties, and a written supplementary agreement shall be signed after mutual agreement. In case of any inconsistency between the supplementary agreement and this Agreement, the supplementary agreement shall prevail.

(The following is the signature page of this agreement without text)

(This page is blank and serves as the signature page for this investment agreement)

Party A：/s/ SENTAGE HONGKONG LIMITED

Party B：/s/ Kangguozhen International Holding Limited

Date：December 15, 2023